NEWS RELEASE


          Triple Chip Systems, Inc., a Delaware corporation ("Triple Chip"), OTC Bulletin Board Symbol, "TCSY," announced today the closing of an Agreement and Plan of Reorganization (the "Plan") pursuant to which Triple Chip acquired all of the outstanding securities of Miller Petroleum, Inc., a Tennessee corporation ("Miller Petroleum").

          Pursuant to the Plan, 5,000,000 "unregistered" and "restricted" shares of Triple Chip's common stock were issued to the stockholders of Miller Petroleum in exchange for all of their respective shares of Miller Petroleum; 282,535 unregistered and restricted shares of Triple Chip s common stock were also issued to certain consultants for services rendered; and 300,000 shares of Triple Chip s common stock were also issued to some of these consultants pursuant to a written compensation agreement and an S-8 Registration Statement for additional non-capital raising services rendered.

          Miller Petroleum is engaged in the business of development, exploration and production of oil and gas; it is successor to Miller Services, Inc., and Energy Cell, Inc., Tennessee corporations.

           Triple Chip's current directors and executive officers have resigned, in seriatim, and the following persons have been designated to serve on the Board of Directors and/or as executive officers of Triple Chip until the next respective annual meetings of the stockholders and directors or until their respective successors have been elected and qualified or their prior resignations or terminations: Deloy Miller, Chairman, President, Chief Executive Officer and Director; and Lawrence LaRue., Secretary/Treasurer. These persons held the same positions with Miller Petroleum prior to the completion of the Plan.

          The new principal executive offices of the reorganized company are located at 3651 Baker Hwy., Huntsville, Tennessee 37756.

          A special meeting of stockholders has been scheduled for December 31, 1996, to consider a change in the name of Triple Chip to "Miller Petroleum, Inc., and to change the domicile of the Company from the State of Delaware to the State of Tennessee.

          For further information, contact:  Deloy Miller or Lawrence LaRue
                                        Telephone:  (423) 663-9457

December 20, 1996

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